--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director             10% Owner
Turner            C.             Phillip        Woodward Governor Company  WGOV                ----                 ----
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            Vice President
5001 North Second Street                                                    11/2001           -----------------------------------
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original    X Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
Rockford          IL                61111                                                        Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Woodward Governor Company
Common Stock                                                                                   12,000             D
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Woodward Governor Company
Common Stock                                                                                   20,456              I     Stock Plan
------------------------------------------------------------------------------------------------------------------------------------

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option
(right to buy)                        $16.625     01/10/1996                                      11/18/1996  01/17/2006
------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option
(right to buy)                        $23.50      11/18/1996                                      11/18/1996  11/17/2006
------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option
(right to buy)                        $32.25      11/17/1997                                      11/17/1997  11/16/2007
------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option
(right to buy)                        $32.00      01/14/1998                                      01/14/1998  01/13/2008
------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option
(right to buy)                        $22.00      11/16/1998                                      11/16/1998  11/15/2008
------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option
(right to buy)                        $24.75      11/16/1999                                      11/15/2000  11/15/2009
------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option
(right to buy)                        $22.00      03/21/2000     M                      4,000     11/16/1998  11/15/2008
------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option
(right to buy)                        $41.813     11/21/2000                                      11/20/2001  11/20/2010
------------------------------------------------------------------------------------------------------------------------
Nonqualified Stock Option
(right to buy)                        $49.00      10/01/2001                10,000                09/30/2002  09/30/2011
------------------------------------------------------------------------------------------------------------------------
Phantom Stock Units                   1-for-1     11/23/2001                                      (1)         (1)
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------
Common Stock         9,980(a)                     9,980            D
------------------------------------------------------------------------------------------
Common Stock         17,600(a)                    27,580           D
------------------------------------------------------------------------------------------
Common Stock         18,046(a)                    45,626           D
------------------------------------------------------------------------------------------
Common Stock         6,782(a)                     52,408           D
------------------------------------------------------------------------------------------
Common Stock         20,000(a)                    72,408           D
------------------------------------------------------------------------------------------
Common Stock         15,000(a)(b)                 87,408           D
------------------------------------------------------------------------------------------
Common Stock                                      83,408           D
------------------------------------------------------------------------------------------
Common Stock         5,000(a)(b)                  88,408           D
------------------------------------------------------------------------------------------
Common Stock         10,000(a)(b)                 98,408           D
------------------------------------------------------------------------------------------
Common Stock         6,171           $49.06       104,579          D
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Explanation of Responses:

(a) Grant to reporting person of option to buy shares of common stock under the Woodward Governor Company 1996 Long-Term
Incentive Compensation Plan is an exempt transaction under Rule 16b-3.
(b) Shares become exercisable at the rate of 25% per year beginning one year from date of grant.
(1) The phantom stock units were accrued under the Woodward Governor Company Unfunded Deferred Compensation Plan No. 2 and are to
be settled in 100% cash upon separation from the Company.

                                                                                /s/ C. Phillip Turner             December 6, 2001
                                                                              ----------------------------------  ----------------
**Intentional misstatements or omissions of facts constitute                    **Signature of Reporting Person          Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)